UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   FNB Bancorp
                                   -----------
                           (a California corporation)
                               975 El Camino Real
                          South San Francisco, CA 94080
                          -----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   302515 10 1
                                   -----------
                                 (CUSIP Number)


                                Thomas G. Atwood
                            c/o Cypress Abbey Company
                                  P.O. Box 1516
                                 Colma, CA 94014
                                 (650) 992-7020

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2002
                                 --------------

             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box |_|.

      The information on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 5 Pages

CUSIP No. 302515 10

-------------------------------------------------------------------------------
1     Name of Reporting Person:        Thomas G. Atwood

      I.R.S. Identification No. of Above Person (Entities Only):   Inapplicable

-------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group:
                        a.  |x|        Thomas G. Atwood is a Director and the
                                       principal shareholder of Cypress Abbey
                        b.  |_|        Company, a California corporation.
-------------------------------------------------------------------------------
3     SEC Use Only
-------------------------------------------------------------------------------
4     Source of Funds
                            PF and WC
-------------------------------------------------------------------------------
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6     Citizenship or Place of Organization

                  Thomas G. Atwood:  citizen of the United States of America

                  Cypress Abbey Company:  a California corporation
-------------------------------------------------------------------------------
                7     Sole Voting Power               224,947
   Number of
    Shares      8.    Shared Voting Power             224,947
 Beneficially
   Owned by     9.    Sole Dispositive Power          224,947
     Each
   Reporting    10.   Shared Dispositive Power        224,974
  Person With

                      Note:  With respect to items 7 through 10, see item 11.
                      ----

11    Aggregate Amount Beneficially Owned by Each Reporting Person

Thomas G. Atwood is the beneficial owner of 224,947 shares (42,619 shares are
held of record by   Thomas G. Atwood and 182,328 shares are held of record by
Cypress Abbey Company, a California corporation of which Thomas G. Atwood is a Director and the principal shareholder)
-------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain
      Shares   |_|
-------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.70%
-------------------------------------------------------------------------------
14    Type of Reporting Person

      IN (individual) and CO (corporation)
-------------------------------------------------------------------------------

                               Page 2 of 5 Pages

            This Schedule 13D dated March 15, 2002, is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, on behalf of Thomas G. Atwood, individually and as the principal shareholder of Cypress Abbey Company, a California corporation.

ITEM 1.     SECURITY AND ISSUER

            Common Stock, no par value per share

            FNB Bancorp, a California corporation (the "Company")
            975 El Camino Real
            South San Francisco, CA 94080

ITEM 2.     IDENTITY AND BACKGROUND

(a)         Name:       Thomas G. Atwood and Cypress Abbey Company,
                        a California corporation

(b)         Business Address: P.O. Box 1516
                              Colma, CA 94014

(c)         Occupation/Business:

            Thomas G. Atwood is President, a Director and the principal shareholder of Cypress Abbey Company, a California corporation primarily engaged in ranching and farming operations in California. The business address for Thomas G. Atwood, and the principal business address of Cypress Abbey Company (and its principal office) is P.O. Box 1516, Colma, California 94014.

(d)         Inapplicable

(e)         Inapplicable

(f)         Thomas G. Atwood is a citizen of the United States of America

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            See Item 4, below.

ITEM 4.     PURPOSE OF TRANSACTION.

            Formerly, Thomas G. Atwood and Cypress Abbey Company held 224,947 shares of the Common Stock, par value $1.25 per share, of First National Bank of Northern California, a national banking association with its head office in South San Francisco, California (the "Bank"). On March 15, 2002, the Company and the Bank consummated the reorganization contemplated by the Agreement and Plan of Reorganization dated as of November 1, 2001 (the "Plan of Reorganization"), executed between the Company and the Bank. The Office of the Comptroller of the Currency certified the restructuring of the Bank pursuant to the provisions of 12 U.S.C.
            Section 215a-2 and 12 C.F.R. Section 7.2000(a), effective March 15, 2002. Pursuant to the Plan of Reorganization, each one share of Common Stock of the Bank outstanding on March 15, 2002 (except for any shares that are subject to dissenting shareholder rights claimed under the National Bank Act), was converted into the right to receive one share of the Common Stock of the Company (the Company is now the sole shareholder of the Bank). The shareholders of the Bank approved the Plan of Reorganization at a Special Meeting of Shareholders held on February 27, 2002, and the Company also received approval of the Board of Governors of the Federal Reserve System to become a holding company for the Bank, registered under the Bank Holding Company Act of 1956, as amended. Thomas G. Atwood and Cypress Abbey Company intend to exchange (or have exchanged) all of their shares of the Bank Common Stock for an equal number of the Company Common Stock.

                               Page 3 of 5 Pages

            Thomas G. Atwood and Cypress Abbey Company may determine to increase further their percentage voting power in the Issuer by acquiring additional shares of Common Stock in one or more transactions. Such transactions could include, without limitation, (i) an exchange of shares of Bank Common Stock beneficially owned by Thomas G. Atwood and Cypress Abbey Company for shares of Company Common Stock, or
            (ii) the purchase of shares of Company Common Stock, in open-market or privately negotiated transactions, or (iii) the receipt of stock dividends declared and paid by the Company from time to time in the future. Any such exchanges, purchases or stock dividends would be dependent upon market conditions, the availability of the shares, market prices and other factors.

            Except as specifically set forth in this Item 4, Thomas G. Atwood and Cypress Abbey Company have no present plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although Thomas
            G. Atwood and Cypress Abbey Company may develop such plans or proposals in the future.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) Thomas G. Atwood is the direct and indirect (through Cypress Abbey Company) beneficial owner of 224,947 shares of Company Common Stock, which constitutes 9.70% of the 2,318,849 shares of Company Common Stock outstanding as of March 15, 2002.

(b) Thomas G. Atwood has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 42,619 shares of Common Stock held of record by Thomas G. Atwood. As a Director and the principal shareholder of Cypress Abbey Company, Thomas G. Atwood has the shared power to vote or direct the voting of and to dispose of or direct the disposition of 182,328 shares of Common Stock held of record by Cypress Abbey Company.

(c) Dividends declared and paid by the Company on shares of Common Stock which are held of record by Thomas G. Atwood and Cypress Abbey Company will be paid to these shareholders of record from time to time.

(d)         Inapplicable

(e)         Inapplicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.              Inapplicable


                               Page 4 of 5 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 24, 2003.


                                          /s/ Thomas G. Atwood
                                          --------------------------------
                                          Thomas G. Atwood



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 24, 2003.

                                    CYPRESS ABBEY COMPANY,
                                    a California corporation

                                          /s/  Thomas G. Atwood
                                          --------------------------------
                                    By:   Thomas G. Atwood, President



                                Page 5 of 5 Pages